City of Buenos Aires, November 10th, 2021

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Relevant Event. Resignation and appointment of CFO.

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” and or “Pampa”) to inform that today the Company’s Board of Directors has accepted the resignation of Mr. Gabriel Cohen as Chief Financial Officer (CFO) of the Company, as it was duly informed on October 14th, 2021. We also inform that Mr. Nicolás Mindlin was appointed as the new Chief Financial Officer (CFO) of the Company.

Pampa would like to thank Mr. Cohen for his years of service, highlighting that his contribution as CFO has been an important cornerstone for Pampa’s growth over the last 15 years.

Sincerely,

María Agustina Montes

Head of Market Relations

Pampa Energía S.A.